Media release

Coal & Allied Industries Limited

9 June 2017

Rio Tinto acknowledges that it has received a proposal from Glencore to acquire Rio Tinto's wholly-owned Australian subsidiary, Coal & Allied Industries Limited.

The Rio Tinto board and management will give the proposal appropriate consideration and respond in due course.

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Media Relations, United Kingdom

Illtud Harri

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David Outhwaite

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David Luff

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Investor Relations, United Kingdom

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David Ovington

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Media Relations, Australia

Ben Mitchell

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Anthony Havers

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Investor Relations, Australia

Natalie Worley

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Rachel Storrs

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Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556

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